SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 507th MEETING OF THE BOARD OF DIRECTORS
HELD OCTOBER 04th, 2005

On the 4th (fourth) calendar day of October, two thousand and five, at 2:00 (two) p.m., in the Company's office located at Avenida das Nações Unidas, No. 4777, ZIP Code 05477-000, São Paulo-SP, the 507th (five hundred and seventh) Meeting of the Board of Directors of BRASKEM S.A was held, and the undersigned Board members were present. The Board members Alvaro Fernandes da Cunha Filho and Alvaro Pereira Novis were absent, as well as their alternates, being replaced by the Board members Newton Sergio de Souza and José de Freitas Mascarenhas, respectively, pursuant to the letters of representation previously sent, in accordance with the procedure defined in the Company by-laws. The Chief Executive Officer José Carlos Grubisich Filho, the Executive Officers Mauricio Ferro and Paul Altit, the representant of the Fiscal Council, Mr. Ismael Abreu, the Secretary of the Board of Directors, Mr. Nelson Raso, and Mrs. Ana Patrícia Soares Nogueira were also present. The Board member Pedro Augusto Ribeiro Novis directed the meeting, and Mrs. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subjects for deliberation: The Board of Directors unanimously approved the following deliberations: 1) PROPOSALS FOR DELIBERATION (“PD”) - approved, after the due analysis of its terms and connected documentation, the following Proposals for Deliberation, previously delivered by the Board of Executive Officers to the members of the Board of Directors for aknowledgement, as provided in the Company’s by-laws, copies of which has been duly filed at the Company’s headquarters: a) PD.CA/BAK-23/2005 – Amendment to the Code of Conduct – for the purpose of: (i) approve the amendment to the Code of Conduct of the Company, pursuant to the proposal contained in the Annexes I and II of the respective PD; b) PD.CA/BAK-24/2005 – Isoprene Revamp Project – for the purpose of implement Investment at the Basic Petrochemicals Unit in Camaçari, aiming the increase of the capacity of Isoprene production, pursuant to the Executive Summary contained in the Annex I of the respective PD; d) PD.CA/BAK-25/2005 –Tanking Project – for the purpose of implement Investment to the construction of two new raw material stocking tanks, and implementation of new alignments between the existing tanks and the industrial plants of Basic Petrochemicals of Camaçari, pursuant to the Executive Summary contained in the Annex I of the respective PD; d) PD.CA/BAK-26/2005 –Social Responsibility Policy – for the purpose of approve the Social Resposibility Policy of the Company, pursuant to the proposal of the Chief Executive Officer to the Board of Directors contained in the Annex of the respective PD; e) PD.CA/BAK-27/2005 – 2005 Long Term Incentive Program – for the purpose of approve the 2005 Long Term Incentive Program, according to the general rules established by the Long Term Incentive Plan of the Company, pursuant to the characteristics and limits described on the respective PD; f) PD.CA/BAK-28/2005 – Financing for Acquisition of Raw Material – for the purpose of authorizing the Board of Executive Officers to (i) contract financing program with banks, pursuant to the Indicative Summary of Terms and Conditions contained in the Annex I of the respective PD; and (ii) practice every necessary acts for the execution of such program. II) Subjects for Acknowledge: Presentations had been made by the respective Executive Officers responsible for the subjects contained in this item II, which are: 1) Results of the Company related to the month of August, 2005; 2) Update on the Financial Transactions; 3) Follow-up of the Investments approved by the Company Board of Directors. III) Subjects of Company Interest: The Board members have been informed by the Chief Executive Officer about the items contained in this item III of the agenda. IV) CLOSING OF MINUTES - No further subject existing to be dealt with, these minutes have been prepared, read, discussed and approved, being signed by all attending Board members, by the President and the Secretary of the meeting. São Paulo, October 4th, 2005. [Ass.: Pedro Augusto Ribeiro Novis – President; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho - Vice-President; (rep’d by Newton Sergio de Souza); Alvaro Pereira Novis (rep’d by José de Freitas Mascarenhas); André Tapajós Cunha; Francisco Teixeira de Sá; José de Freitas Mascarenhas; Luiz Fernando Cirne Lima; Maria das Graças Silva Foster; Maria Roma de Freitas; Newton Sergio de Souza; Patrick Horbach Fairon].

Conforms to the original version recorded in the official records.

Ana Patrícia Soares Nogueira
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 07, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer